Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited

Reports Second Quarter of 2020 Financial Results

•                      A total of 6,187 hotels or 599,235 hotel rooms in operation and 2,375 unopened hotels in pipeline as of June 30, 2020. Excluding Deutsche Hospitality (“DH”), a total of 6,071 hotels or 575,911 hotel rooms in operation.

•                      Net revenues decreased 31.7% year-over-year to RMB2.0 billion (US$277 million)1 for the second quarter, slightly better than revenue guidance previously announced of 32% to 34% decrease. Excluding DH, net revenue decreased 36.3% year-over-year.

•                      Net loss attributable to Huazhu Group Limited was RMB548 million (US$76 million) for the second quarter of 2020, compared with net loss attributable to Huazhu Group Limited of RMB2.1 billion in the first quarter of 2020 and net income attributable to Huazhu Group Limited of RMB613 million in the second quarter of 2019.

•                      Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, Adjusted EBITDA (non-GAAP) for the second quarter of 2020 was negative RMB97 million (US$13 million), compared to negative RMB704 million for the first quarter of 2020, and positive RMB1.1 billion for the second quarter of 2019.

•                      Recent Development for July and August, The RevPAR for legacy Huazhu2 improved from RMB137 in June to RMB162 in July and RMB187 in August (excluding hotels under governmental requisition). The RevPAR for legacy DH3 also improved from EUR21 in June to EUR33 in July and EUR39 in August (excluding hotels temporarily closed). Both reflected a continued recovery trend in the third quarter of 2020.

1    The conversion of Renminbi (“RMB”) into United States Dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0651 on June 30, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2    Legacy Huazhu refers to our Group excluding our newly acquired Deutsche Hospitality.

3    Legacy DH refers to Deutsche Hospitality.

Shanghai, China, Sept 14, 2020 — Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a world-leading hotel group, today announced its unaudited financial results for the second quarter ended June 30, 2020.

As of June 30, 2020, Huazhu’s worldwide hotel network in operation totaled 6,187 hotels and 599,235 rooms, including 116 hotels from legacy DH. During the second quarter of 2020, legacy Huazhu opened 428 hotels, including 9 leased hotels and 419 manachised (“franchised-and-managed”) hotels and franchised hotels, and closed a total of 195 hotels, including 8 leased hotels and 187 manachised and franchised hotels. During the second quarter of 2020, legacy DH opened 1 leased hotels without closures. As of June 30, 2020, Huazhu had a total of 2,375 unopened hotels in pipeline, including 2,335 hotels from legacy Huazhu business and 40 hotels from legacy DH business.

Legacy Huazhu Only — Second Quarter of 2020 Operational Highlights

As of June 30, 2020, legacy Huazhu had 6,071 hotels in operation, including 690 leased and owned hotels and 5,381 manachised hotels and franchised hotels. In addition, as of the same date, legacy Huazhu had 575,911 hotel rooms in operation, including 89,599 under the lease and ownership model and 486,312 under the manachise and franchise models. Legacy Huazhu also had 2,335 hotels in the pipeline, including 27 leased and owned hotels and 2,308 manachised and franchised hotels. Legacy Huazhu has experienced recovery outperforming the industry since March 2020. As of June 30, 2020, approximately 96% of legacy Huazhu’s hotels (excluding 139 hotels under governmental requisition) had resumed operations. The following discusses legacy Huazhu’s RevPAR, average daily room rate and occupancy rate for its leased and owned hotels as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

Operational hotels (excluding hotels under requisition for the second quarter of 2020)

•             The ADR, which is defined as the average daily rate for all hotels in operation, was RMB185 in the second quarter of 2020, compared with RMB236 in the second quarter of 2019 and RMB189 (excluding hotels under requisition or temporarily closed) in the first quarter of 2020.

•             The occupancy rate for all hotels in operation, was 69% in the second quarter of 2020, compared with 86.9% in the second quarter of 2019 and 46.7% in the first quarter of 2020 (excluding hotels under requisition or temporarily closed).

•             Blended RevPAR, defined as revenue per available room for all hotels in operation, was RMB127 in the second quarter of 2020, compared with RMB206 in the second quarter of 2019 and RMB88  in the first quarter of 2020 (excluding hotels under requisition or temporarily closed).

Recent development in July and August 2020 — Legacy Huazhu

The RevPAR, average daily room rate (“ADR”) and occupancy rate (“Occ”) of legacy Huazhu’s hotels (excluding hotels under governmental requisition) in July 2020 were RMB162 (RevPAR), RMB205 (ADR) and 79% (Occ), respectively. The RevPAR, average daily room rate (“ADR”) and occupancy rate (“Occ”) of legacy Huazhu’s hotels (excluding hotels under governmental requisition) in August 2020 were RMB187 (RevPAR), RMB223 (ADR) and 84% (Occ), respectively. These indicators in July and August 2020 all increased compared to June 2020, reflecting a recovery from the impact of COVID-19.

Legacy DH Only — Second Quarter of 2020 Operational Highlights

As of June 30, 2020, legacy DH had 116 hotels in operation, including 68 leased hotels and 48 manachised hotels and franchised hotels. In addition, as of the same date, legacy DH had 23,324 hotel rooms in operation, including 12,525 under the lease model and 10,799 under the manachise and franchise models. Legacy DH also had 40 hotels in the pipeline, including 27 leased hotels and 13 manachised and franchised hotels. As of June 30, 2020, legacy DH still had 24 hotels temporarily closed due to the impact of COVID-19, including 5 leased hotels and 19 manachised and franchised hotels. The following discusses legacy DH’s RevPAR, average daily room rate (“ADR”) and occupancy rate (“Occ”) for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•             The ADR was EUR87 in the second quarter of 2020, compared with EUR100 in the second quarter of 2019 and EUR89 in the previous quarter.

•             The occupancy rate (“Occ”) for all legacy DH hotels in operation was 18% in the second quarter of 2020, compared with 70.7% in the second quarter of 2019 and 51.7% in the previous quarter.

•             Blended RevPAR was EUR16 in the second quarter of 2020, compared with EUR71 in the second quarter of 2019 and EUR46 in the previous quarter.

Recent development in July and August 2020 — Legacy DH

The RevPAR, average daily room rate (“ADR”) and occupancy rate (“Occ”) of legacy DH’s hotels (excluding hotels temporarily closed) in July 2020 were EUR33 (RevPAR), EUR96 (ADR) and 34% (Occ), respectively. The RevPAR, average daily room rate (“ADR”) and occupancy rate (“Occ”) of legacy DH’s hotels (excluding hotels temporarily closed) in August 2020 were EUR39 (RevPAR), EUR95 (ADR) and 41% (Occ), respectively. These indicators in July and August 2020 all increased compared to June 2020, reflecting a recovery from the impact of COVID-19.

Ji Qi, founder, Executive Chairman and CEO of Huazhu commented: “We are pleased to see our negative adjusted EBITDA narrowed significantly by RMB613 million from RMB704 million in first quarter 2020 to only RMB97 million in second quarter 2020, mainly due to the strong recovery of legacy Huazhu’s hotels during the second quarter, following the upward trend in its RevPAR. Legacy DH’s RevPAR has also been steadily recovering from the trough in late March and beginning of April. We are happy to see the recovery trend for both legacy Huazhu and legacy DH continue in July and August during the third quarter. Additionally, we are encouraged to see us record positive operating cash flows during the second quarter.”

“Market consolidation will accelerate,” continued Mr. Ji, “and Huazhu has prepared to expand our market share after the crisis. For the next three years, we expect to penetrate into additional lower-tier cities in China where customers’ brand awareness and demand for quality have risen. In the meantime, our exploration in the upscale segment continues under Joya and Blossom House brands, as well as Steigenberger and Intercity brands.”

Second Quarter of 2020 Financial Results

The second quarter of 2020 financial results included the results of legacy DH business, which was not included in the second quarter of 2019 financial results. In the second quarter of 2020, legacy Huazhu business had seen great recovery while legacy DH business were greatly affected by the COVID-19 pandemic.

(RMB in millions)	Q2 2019	Q1 2020	Q2 2020
Revenues:
Leased and owned hotels	2,001	1,516	1,236
Manachised and franchised hotels	803	465	676
Others	55	32	41
Net revenues	2,859	2,013	1,953

Net revenues decreased by 3.0% from RMB2,013 million in the three months ended March 31, 2020 to RMB1,953 million (US$277 million) in the three months ended June 30, 2020, comprising RMB1,822 million, or 93%, from legacy Huazhu and RMB131 million, or 7%, from legacy DH. This decrease of the Company’s net revenues was primarily due to a significant decrease in legacy DH’s net revenues, as Deutsche Hospitality was severely hit by COVID-19 from March 2020 through the second quarter of 2020. The RevPAR, average daily room rate and occupancy rate of Deutsche Hospitality’s hotels (excluding hotels temporary closed) slumped in March and has been recovering since May 2020. The decrease in legacy DH’s net revenues was largely offset by the increase in net revenues of legacy Huazhu, because its business has been recovering since March 2020, as indicated by the increases in its RevPAR, average daily room rate and occupancy rate since then. Compared to the second quarter of 2019, the Company’s net revenues decreased by 31.7% in the same period of 2020, primarily due to the impact of COVID-19.

Net revenues from leased and owned hotels decreased by 18.5% from RMB1,516 million in the three months ended March 31, 2020 to RMB1,236 million (US$175 million) in the three months ended June 30, 2020. The decrease was primarily due to a significant decrease in legacy DH’s net revenues from its leased hotels, as Deutsche Hospitality was severely hit by COVID-19 from March 2020 through the second quarter of 2020. This factor was partially offset by the revenue recovery of leased and owned hotels of legal Huazhu due to (i) the reopening of temporarily closed hotels in China and (ii) the increased RevPAR for legacy Huazhu’s leased and owned hotels, which was RMB138 in the three months ended June 30, 2020 (excluding hotels under governmental requisition), compared to RMB92 in the three months ended March 31, 2020 (excluding hotels under governmental requisition or temporarily closed). Compared to the second quarter of 2019, the Company’s net revenues from its leased and owned hotels decreased by 38.2% in the same period of 2020, primarily due to the impact of COVID-19.

Net revenues from manachised and franchised hotels increased by 45.4% from RMB465 million in the three months ended March 31, 2020 to RMB676 million (US$96 million) in the three months ended June 30, 2020. This increase was primarily due to (i) the reopening of temporary closed hotels in China and (ii) the increased RevPAR for legacy Huazhu’s manachised and franchised hotels, which was RMB125 in the three months ended June 30, 2020 (excluding those under governmental requisition), compared to RMB87 in the three months ended March 31, 2020 (excluding hotels under governmental requisition or temporarily closed). Compared to the second quarter of 2019, the Company’s net revenues from its manachised and franchised hotels decreased by 15.8% in the same period of 2020, primarily due to the impact of COVID-19.

Other revenues increased by 28.1% from RMB32 million in the three months ended March 31, 2020 to RMB41 million (US$6 million) in the three months ended June 30, 2020. This increase was primarily attributable to the increase in other revenues of legacy DH. Compared to the second quarter of 2019, the Company’s other revenues decreased by 25.5% in the same period of 2020, primarily due to the impact of COVID-19.

(RMB in millions)	Q2 2019	Q1 2020	Q2 2020
Operating costs and expenses:
Hotel operating costs	1,743	2,377	2,135
Other operating costs	17	8	7
Selling and marketing expenses	102	146	107
General and administrative expenses	247	316	263
Pre-opening expenses	122	111	99
Total operating costs and expenses	2,231	2,958	2,611

Hotel operating costs decreased by 10.2% from RMB2,377 million in the three months ended March 31, 2020 to RMB2,135 million (US$302 million) in the three months ended June 30, 2020. This decrease was primarily due to (i) rental reduction granted by lessors for legacy Huazhu’s hotels and a decrease in variable rent based on hotel turnover or gross operating profit for legacy DH’s hotels; (ii) the Company’s reduction of personnel costs by arranging hotel staff ‘s furlough to adjust for the COVID-19 situation and salary compensation for the short-time contract employees received from the German government; and (iii) a decrease in utilities and consumables due to the lower occupancy rates and temporary closures of legacy DH’s hotels as a result of COVID-19. The Company’s hotel operating costs as a percentage of net revenues decreased from 118.1% in the three months ended March 31, 2020 to 109.3% in the three months ended June 30, 2020. Primarily due to the Company’s consolidation of Deutsche Hospitality, compared to the second quarter of 2019, the Company’s hotel operating costs increased by 22.5% in the same period of 2020.

Selling and marketing expenses decreased by 26.7% from RMB146 million in the three months ended March 31, 2020 to RMB107 million (US$15 million) in the three months ended June 30, 2020. This decrease was mainly due to the Company’s cut-down of sales and marketing activities to mitigate the impact of COVID-19, as well as less sales commissions paid to third party agents of legacy DH. The Company’s selling and marketing expenses as a percentage of net revenues decreased from 7.3% in the three months ended March 31, 2020 to 5.5% in the three months ended June 30, 2020. Primarily due to the Company’s consolidation of Deutsche Hospitality, compared to the second quarter of 2019, the Company’s selling and marketing expenses increased by 4.9% in the same period of 2020.

General and administrative expenses decreased by 16.8% from RMB316 million in the three months ended March 31, 2020 to RMB263 million (US$37 million) in the three months ended June 30, 2020, primarily due to the Company’s cut-down of salaries of some of its head office staff in light of COVID-19 and reversal of over-accrued bonus for the prior year. The Company’s general and administrative expenses as a percentage of net revenues decreased from 15.7% in the three months ended March 31, 2020 to 13.5% in the three months ended June 30, 2020. Primarily due to the Company’s consolidation of Deutsche Hospitality, compared to the second quarter of 2019, the Company’s general and administrative expenses increased by 6.5% in the same period of 2020.

Pre-opening expenses decreased by 10.8% from RMB111 million in the three months ended March 31, 2020 to RMB99 million (US$14 million) in the three months ended June 30, 2020 primarily because certain of the Company’s upscale leased and owned hotels had commenced operations in the second quarter of 2020. The Company’s pre-opening expenses as a percentage of net revenues remained relatively stable at 5.5% in the three months ended March 31, 2020 and 5.1% in the three months ended June 30, 2020. For the above reason, compared to the second quarter of 2019, the Company’s pre-opening expenses decreased by 18.9% in the same period of 2020.

Other operating income, net increased by 86.4% from RMB88 million in the three months ended March 31, 2020 to RMB164 million (US$23 million) in the three months ended June 30, 2020, primarily related to the insurance compensation for hotel closure receivable by Deutsche Hospitality due to COVID-19. The Company’s other operating income, net, increased significantly from RMB29 million in the three months ended June 30, 2019 to RMB164 million in the same period of 2020, primarily due the insurance compensation discussed above and the Company’s consolidation of Deutsche Hospitality.

Loss from operations was RMB857 million in the three months ended March 31, 2020 compared to income from operations of RMB657 million in the three months ended June 30, 2019 and loss from operations of RMB494 million (US$69 million) in the three months ended June 30, 2020. In the three months ended June 30, 2020, RMB208 million, or 42.1%, of the Company’s loss from operations were attributed to legacy Huazhu and RMB286 million, or 57.9%, were from legacy DH.

Other expense, net was RMB21 million (US$3 million) in the three months ended June 30, 2020, compared to other expense, net, of RMB102 million in the three months ended March 31, 2020. Other expense, net, in the three months ended March 31, 2020 was mainly related to impairment loss on investments totaling RMB92 million. Compared to the second quarter of 2019, the Company’s other income, net, decreased by 84.4% in the same period of 2020, primarily attributable to the dividends the Company received from Accor’s shares in the second quarter of 2019.

Unrealized losses from fair value changes of equity securities decreased significantly from RMB1,003 million in the three months ended March 31, 2020 to RMB34 million (US$5 million) in the three months ended June 30, 2020, primarily because the prices of Accor’s shares decreased to a lesser extent than in the first quarter of 2020. In comparison with the three months ended June 30, 2020, the Company had unrealized gains from fair value changes of equity securities in the same period in 2019, primarily related to increases in the prices of Accor’s shares.

Income tax benefit increased from RMB30 million in the three months ended March 31, 2020 to RMB68 million (US$10 million) in the three months ended June 30, 2020. The Company’s income tax expense was RMB286 million in the three months ended June 30, 2019.

Net loss attributable to Huazhu Group Limited was RMB548 million (US$76 million) in the three months ended June 30, 2020, compared to net loss attributable to Huazhu Group Limited of RMB2,135 million in the three months ended March 31, 2020 and net income attributable to Huazhu Group Limited of RMB613 million in the three months ended June 30, 2019. Excluding share-based compensation expenses and the unrealized losses from fair value changes of equity securities, the adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the three months ended June 30, 2020 was RMB476 million (US$66 million), compared to adjusted net loss attributable to Huazhu Group Limited (non-GAAP) of RMB1.1 billion in the three months ended March 31, 2020 and adjusted net income attributable to our Company (non-GAAP) of RMB495 million in the three months ended June 30, 2019.

EBITDA (non-GAAP) was negative RMB169 million (US$23 million) in the three months ended June 30, 2020, compared to negative EBITDA (non-GAAP) of RMB1,736 million in the three months ended March 31, 2020 and EBITDA (non-GAAP) of RMB1,186 million in the three months ended June 30, 2019. Adjusted EBITDA (non-GAAP) was negative RMB97 million (US$13 million) in the three months ended June 30, 2020, compared to negative Adjusted EBITDA (non-GAAP) of RMB704 million in the three months ended March 31, 2020 and Adjusted EBITDA (non-GAAP) of RMB1,068 million in the three months ended June 30, 2019.

Cash flow. Net cash provided by operating activities amounted to RMB512 million (US$74 million) in the three months ended June 30, 2020, primarily attributable to net loss of RMB554 million (US$77 million) mainly due to the impact of COVID-19, and (i) an add-back of RMB470 million (US$66 million) in changes in operating assets and liabilities and (ii) an add-back of RMB359 million (US$51 million) in depreciation and amortization. The Company’s cash used in investing activities of RMB281 million (US$40 million) in the three months ended June 30, 2020 was primarily related to RMB339 million (US$48 million) of capital expenditure, including purchase of property and equipment. Net cash provided by financing activities of RMB1,349 million (US$191 million) in the three months ended June 30, 2020 primarily consisted of proceeds from debt of RMB4,291 million (US$607 million), including the convertible senior notes due 2026 in aggregate principal amount of US$500 million which the Company issued in May 2020, partially offset by its repayment of debt of RMB2,930 million (US$414 million).

Cash and cash equivalents and Restricted cash. As of June 30, 2020, the Company had a total balance of cash and cash equivalents of RMB3.7 billion (US$524 million) and restricted cash of RMB1.4 billion (US$194 million).

Debt financing. As of June 30, 2020, the Company had a total debt balance of RMB15.1 billion (US$2.1 billion) and the unutilized credit facility available to the Company was RMB5.3 billion. On April 17, 2020, the Company obtained a leverage covenant waiver for its syndication loan, which consisted of US$500 million and EUR440 million, due in December 2022. Pursuant to this waiver, the Company is restricted from distributing cash dividends until June 30, 2021, among other amended covenants. In addition, on June 30, 2020, the Company obtained a leverage covenant waiver for an RMB1.2 billion loan due in March 2024. This waiver restricts the Company’s ability to distribute dividends in the second half of 2020, among other amended covenants. On May 26, 2020, the Company issued US$500 million of convertible senior notes due 2026. The proceeds of these convertible senior notes were partially used for the repayment of the revolving portion of its syndicated bank borrowings.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally Accepted Accounting Principles (or U.S. GAAP), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (or SEC): adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (loss) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before reflecting the effects of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging and other industry, and may be used by investors and Company management as a measure of financial performance. The Company believes that EBITDA provides investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities have little analytical or predictive value in understanding its reported results or evaluating the economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes that adjusted EBITDA more closely reflects the performance capability of its hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading and fast-growing hotel group. As of June 30, 2020, Huazhu operated 6,187 hotels with 599,235 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, and Blossom House. Upon the completion of the Deutsche Hospitality acquisition on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints, and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of June 30, 2020, Huazhu operated approximately 17 percent of its hotel rooms under lease and ownership model, and 83 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of demand for lodging in China and other factors and risks outlined in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

—Financial Tables and Operational Data Follow—

Huazhu Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	June 30, 2020
	RMB	RMB	US$
	(in millions)

ASSETS
Current assets:
Cash and cash equivalents	3,234	3,699	524
Restricted cash	10,765	1,368	194
Short-term investments	2,908	1,504	213
Accounts receivable, net	218	426	60
Loan receivables, net	193	238	34
Amounts due from related parties	182	182	26
Inventories	57	92	13
Income tax receivables	—	3	0
Other current assets, net	699	854	121
Total current assets	18,256	8,366	1,185

Property and equipment, net	5,854	6,568	930
Intangible assets, net	1,662	5,928	839
Operating lease right-of-use assets	20,875	29,321	4,150
Finance lease right-of-use assets	—	1,792	254
Land use rights, net	215	211	30
Long-term investments	1,929	1,888	267
Goodwill	2,657	5,402	765
Loan receivables, net	280	270	38
Other assets, net	707	740	105
Deferred tax assets	548	857	121
Total assets	52,983	61,343	8,684

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	5,821	824
Accounts payable	1,176	1,343	190
Amounts due to related parties	95	92	13
Salary and welfare payables	491	505	72
Deferred revenue	1,179	1,280	181
Operating lease liabilities, current	3,082	3,452	489
Finance lease liabilities, current	—	27	4
Accrued expenses and other current liabilities	1,856	1,700	241
Dividends payable	678	—	—
Income tax payable	231	131	18
Total current liabilities	17,287	14,351	2,032

Long-term debt	8,084	9,240	1,308
Operating lease liabilities, noncurrent	18,496	27,553	3,900
Finance lease liabilities, noncurrent	—	2,210	313
Deferred revenue	559	553	78
Other long-term liabilities	566	687	97
Deferred tax liabilities	491	1,820	258
Retirement benefit obligations	—	123	17
Total liabilities	45,483	56,537	8,003

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(15)
Additional paid-in capital	3,834	3,901	552
Retained earnings	3,701	1,011	144
Accumulated other comprehensive income (loss)	(49)	(69)	(10)
Total Huazhu Group Limited shareholders’ equity	7,379	4,736	671
Noncontrolling interest	121	70	10
Total equity	7,500	4,806	681
Total liabilities and equity	52,983	61,343	8,684

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	June 30, 2019	March 31, 2020	June 30, 2020
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	2,001	1,516	1,236	175
Manachised and franchised hotels	803	465	676	96
Others	55	32	41	6
Net revenues	2,859	2,013	1,953	277

Operating costs and expenses:
Hotel operating costs:
Rents	(646)	(866)	(833)	(118)
Utilities	(79)	(132)	(91)	(13)
Personnel costs	(453)	(643)	(508)	(72)
Depreciation and amortization	(237)	(311)	(320)	(45)
Consumables, food and beverage	(201)	(191)	(185)	(26)
Others	(127)	(234)	(198)	(28)
Total hotel operating costs	(1,743)	(2,377)	(2,135)	(302)
Other operating costs	(17)	(8)	(7)	(1)
Selling and marketing expenses	(102)	(146)	(107)	(15)
General and administrative expenses	(247)	(316)	(263)	(37)
Pre-opening expenses	(122)	(111)	(99)	(14)
Total operating costs and expenses	(2,231)	(2,958)	(2,611)	(369)
Other operating income (expense), net	29	88	164	23
Income (Losses) from operations	657	(857)	(494)	(69)
Interest income	41	29	26	4
Interest expense	(83)	(137)	(142)	(20)
Other (expense) income, net	135	(102)	21	3
Unrealized gains (losses) from fair value changes of equity securities	149	(1,003)	(34)	(5)
Foreign exchange gain (loss)	35	(58)	34	5
Income (Loss) before income taxes	934	(2,128)	(589)	(82)
Income tax (expense) benefit	(286)	30	68	10
Gain (Loss) from equity method investments	(43)	(60)	(33)	(5)
Net income (loss)	605	(2,158)	(554)	(77)
Net (income) loss attributable to noncontrolling interest	8	23	6	1
Net income (loss) attributable to Huazhu Group Limited	613	(2,135)	(548)	(76)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	—	3	4	1
Foreign currency translation adjustments, net of tax	(64)	(69)	43	6
Comprehensive income (loss)	541	(2,224)	(507)	(70)
Comprehensive (income) loss attributable to noncontrolling interest	8	23	6	1
Comprehensive income (loss) attributable to Huazhu Group Limited	549	(2,201)	(501)	(69)

Earnings (Losses) per share/ADS:
Basic	2.16	(7.46)	(1.91)	(0.27)
Diluted	2.05	(7.46)	(1.91)	(0.27)

Weighted average number of shares used in computation:
Basic	284,029,267	286,013,704	286,473,344	286,473,344
Diluted	304,526,084	286,013,704	286,473,344	286,473,344

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	June 30, 2019	March 31, 2020	June 30, 2020
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	605	(2,158)	(554)	(77)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	31	29	38	5
Depreciation and amortization, and other	252	336	359	51
Impairment loss	—	102	16	2
Loss from equity method investments, net of dividends	43	60	33	5
Investment (income) loss	(194)	1,088	(11)	(1)
Changes in operating assets and liabilities	382	(1,275)	470	66
Other	42	472	161	23
Net cash provided by (used in) operating activities	1,161	(1,346)	512	74

Investing activities:
Capital expenditures	(301)	(484)	(339)	(48)
Acquisitions, net of cash received	(25)	(5,056)	(0)	(0)
Purchase of long-term investments	(148)	—	(0)	(0)
Proceeds from maturity/sale of long-term investments	—	336	35	5
Loan advances	(149)	(58)	(24)	(3)
Loan collections	66	24	47	6
Other	4	3	—	—
Net cash provided by (used in) investing activities	(553)	(5,235)	(281)	(40)

Financing activities:	7	0	0	0
Net proceeds from issuance of ordinary shares upon exercise of options	—	—	—	—
Proceeds from debt	1,682	836	4,291	607
Repayment of debt	(2,756)	(4,023)	(2,930)	(414)
Dividend paid	—	(677)	—	—
Other	13	(29)	(12)	(2)
Net cash provided by (used in) financing activities	(1,054)	(3,893)	1,349	191

Effect of exchange rate changes on cash, cash equivalents and restricted cash	54	(50)	12	2
Net increase (decrease) in cash, cash equivalents and restricted cash	(392)	(10,524)	1,592	227
Cash, cash equivalents and restricted cash at the beginning of the period	4,457	13,999	3,475	491
Cash, cash equivalents and restricted cash at the end of the period	4,065	3,475	5,067	718

Huazhu Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	June 30, 2019	March 31, 2020	June 30, 2020
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	613	(2,135)	(548)	(76)
Share-based compensation expenses	31	29	38	5
Unrealized (gains) losses from fair value changes of equity securities	(149)	1,003	34	5
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	495	(1,103)	(476)	(66)

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	1.74	(3.85)	(1.66)	(0.24)
Diluted	1.66	(3.85)	(1.66)	(0.24)

Weighted average number of shares used in computation
Basic	284,029,267	286,013,704	286,473,344	286,473,344
Diluted	304,526,084	286,013,704	286,473,344	286,473,344

	Quarter Ended
	June 30, 2019	March 31, 2020	June 30, 2020
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	613	(2,135)	(548)	(76)
Interest income	(41)	(29)	(26)	(4)
Interest expense	83	137	142	20
Income tax expense (benefit)	286	(30)	(68)	(10)
Depreciation and amortization	245	321	331	47
EBITDA (non-GAAP)	1,186	(1,736)	(169)	(23)
Share-based compensation	31	29	38	5
Unrealized (gains) losses from fair value changes of equity securities	(149)	1,003	34	5
Adjusted EBITDA (non-GAAP)	1,068	(704)	(97)	(13)

Operating Results: Legacy Huazhu

	Number of hotels				Number of rooms
	Opened in Q2 2020	Closed (1) in Q2 2020	Net added in Q2 2020	As of June 30, 2020 (2)	As of June 30, 2020
Leased and owned hotels	9	(8)	1	690	89,599
Manachised and franchised hotels	419	(187)	232	5,381	486,312
Total	428	(195)	233	6,071	575,911

(1)             The reasons for hotel closures mainly include non-compliance to brand standards, operating losses, and property-related issues. In Q2 2020, we had 45 hotels closed for brand upgrade and business model change purposes

(2)             As of June 30, 2020, 139 hotels were requisitioned by the government authorities

	As of June 30, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,127	1,123
Leased and owned hotels	455	5
Manachised and franchised hotels	3,672	1,118
Midscale and upscale hotels	1,944	1,212
Leased and owned hotels	235	22
Manachised and franchised hotels	1,709	1,190
Total	6,071	2,335

Operational hotels (excluding hotels under requisition)

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2019	2020	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	281	211	205	-27.3%
Manachised and franchised hotels	225	184	181	-19.8%
Blended	236	189	185	-22.0%
Occupancy rate (as a percentage)
Leased and owned hotels	89.4%	43.8%	67.4%	-22.1	p.p.
Manachised and franchised hotels	86.3%	47.4%	69.1%	-17.2	p.p.
Blended	86.9%	46.7%	68.8%	-18.1	p.p.
RevPAR (in RMB)
Leased and owned hotels	252	92	138	-45.2%
Manachised and franchised hotels	194	87	125	-35.8%
Blended	206	88	127	-38.2%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy	For the quarter ended June 30,		yoy	For the quarter ended June 30,		yoy
					change			change			change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,552	2,552	175	102	-41.6%	191	143	-25.0%	91.9%	71.5%	-20.4
Leased and owned hotels	419	419	199	106	-46.7%	214	151	-29.5%	93.1%	70.4%	-22.8
Manachised and franchised hotels	2,133	2,133	169	101	-40.1%	185	141	-23.6%	91.6%	71.9%	-19.8
Midscale and upscale hotels	987	987	281	169	-39.9%	333	252	-24.2%	84.4%	66.9%	-17.5
Leased and owned hotels	185	185	348	177	-49.1%	404	279	-30.9%	86.1%	63.5%	-22.6
Manachised and franchised hotels	802	802	260	166	-36.0%	310	244	-21.1%	83.9%	68.0%	-15.8
Total	3,539	3,539	211	125	-40.8%	236	178	-24.4%	89.4%	70.0%	-19.4

Operating Results: Legacy DH

	Number of hotels				Number of	Unopened hotels
				As of	rooms	in pipeline
	Opened in Q2 2020	Closed in Q2 2020	Net added in Q2 2020	June 30, 2020(3)	As of June 30, 2020	As of June 30, 2020
Leased hotels	1	—	1	68	12,525	27
Manachised and franchised hotels	—	—	—	48	10,799	13
Total	1	—	1	116	23,324	40

(3)         As of June 30, 2020, a total of 24 hotels were temporarily closed due to COVID-19 outbreak.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2019	2020	2020	change
Average daily room rate (in EUR)
Leased hotels	108	97	82	-24.0%
Manachised and franchised hotels	89	80	97	8.6%
Blended	100	89	87	-13.4%
Occupancy rate (as a percentage)
Leased hotels	74.3%	52.6%	18.7%	-55.6	p.p.
Manachised and franchised hotels	66.6%	50.4%	17.3%	-49.3	p.p.
Blended	70.7%	51.7%	18.3%	-52.4	p.p.
RevPAR (in EUR)
Leased hotels	81	51	15	-80.9%
Manachised and franchised hotels	59	40	17	-71.8%
Blended	71	46	16	-77.6%

Hotel Portfolio by Brand

	As of June 30, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,140	347,498	1,132
HanTing Hotel	2,638	246,979	523
Hi Inn	464	27,388	102
Elan Hotel(4)	838	51,484	434
Ibis Hotel	187	20,201	64
Zleep Hotel	13	1,446	9
Midscale and upscale hotels	2,047	251,737	1,243
Ibis Styles Hotel	60	7,093	30
Starway Hotel	392	34,323	288
JI Hotel	926	115,928	478
Orange Hotel	265	30,418	180
Crystal Orange Hotel	99	13,255	57
Manxin Hotel	53	4,966	34
Madison Hotel	18	2,929	23
Mercure Hotel	80	13,877	76
Novotel Hotel	11	3,246	11
Joya Hotel	9	1,588	3
Blossom House	25	919	24
Grand Mercure Hotel	6	1,317	8
Steigenberger Hotels & Resorts	50	11,909	8
IntercityHotel	42	7,537	19
Maxx by Steigenberger	5	777	1
Jaz in the City	2	424	2
Other partner hotels	4	1,231	1
Total	6,187	599,235	2,375

(4)    As of June 30, 2020, 17 Ni Hao hotels were included in the pipeline of Elan Hotel.